UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

1Q21

"Keep our distance today, so that we can later hug, share and enjoy."

EARNINGS RELEASE

Conference Call Information
Wednesday, April 28, 2021
11:00 am Chile – 11:00 am EST
Dial-IN Participants
U.S.A. 1 (877) 830-2596
International (outside U.S.A.) 1 (785) 424-1744
Access Code: ANDINA
Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access Code: 33121656
Replay available until May 13, 2021
Audio
Available at www.koandina.com
Thursday April 29, 2021

April 27, 2021
Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 212.5 million unit cases, increasing 7.2% regarding the same quarter of the previous year.

Quarterly consolidated results were strongly affected by the depreciation of local currencies with respect to the reporting currency, especially the Argentine peso and the Brazilian real. Isolating this effect, i.e., on a currency-neutral* base, company figures are as follows:

•	Consolidated Net Sales reached CLP 584,343 million, an increase of 15.8% in the quarter.

•	Consolidated Operating Income[1] reached CLP 90,847 million, an increase of 19.6% in the quarter.

•	Consolidated Adjusted EBITDA[2] reached CLP 117,007 million, an increase of 12.6% in the quarter.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 509,007 million during the quarter, a 0.9% increase regarding the same quarter of the previous year.
•	Consolidated Operating Income[1] reached CLP 79,106 million during the quarter, representing a 4.1% increase regarding the same quarter of the previous year.
•	Consolidated Adjusted EBITDA[2] decreased by 2.0% regarding the same quarter of the previous year, reaching CLP 101,925 million during the quarter. Adjusted EBITDA Margin reached 20.0%, a contraction of 58 basis points regarding the same quarter of the previous year.
•	Net Income attributable to the owners of the controller for the quarter reached CLP 42,119 million, which represents a 12.2% decrease regarding the same quarter of the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"We closed a first quarter of 2021 with very good financial results in the local currencies of each of the countries in which we operate. In addition, the consolidated result on a currency-neutral basis was also very positive, although the devaluation of the Brazilian real, the Argentine peso and the Paraguayan guaraní against the Chilean peso adversely affected the consolidated figures reported. In Argentina, Brazil and Paraguay we show Adjusted EBITDA growth and expansion of Adjusted EBITDA Margin, following the trend of recent quarters. On the other hand, our operation in Chile showed double-digit growth in sales volume, mainly explained by the incorporation of AB InBev's product portfolio. The latter, accompanied by good price management and effective cost control, resulted in a sharp EBITDA increase.

I would also like to refer to the effect that COVID-19 is having on our business. Internally we have been concerned with keeping our operation running at all times to ensure quality service to our customers and consumers. From a market point of view, as a result of the measures governments have taken to prevent the spread of the virus, we continue experiencing a negative effect on the on-premise channel, although some recovery has been observed over previous months. To date, total volume is already at levels similar to those we had before the pandemic. We have focused on constantly meeting the needs of the traditional channel, given its relevant role as a proximity sales channel, while supporting our customers of the on-premise channel, which had and still has strong restrictions to be able to operate. It should be mentioned that a priority for the Company is the care of our employees; we take all necessary measures to protect them. Among these measures are telework, strict cleaning protocols in our facilities, as well as providing personal protection elements to all our collaborators who must continue working in the plants and distribution centers.

Finally, I would like to convey with great enthusiasm that together with the rest of the Coca-Cola system in Brazil, we signed a new agreement with Heineken, which will allow us to continue to participate actively in the beer segment. This agreement, which does not require exclusivity of Heineken branded beers, in addition to including the commercialization of brands such as Kaiser, Bavaria, Sol, Eisenbahn and other international brands that we will announce where applicable, will allow us to develop both own and third-party beer brands up to a certain proportion of the Heineken portfolio. We are very excited about this agreement which we hope will take effect by mid-2021, and that opens a new stage in the segment for beers, which will undoubtedly be very positive for the whole system."

* Currency-neutral for the first quarter of 2021 is calculated using the same ratio of local currencies to the Chilean peso as the first quarter of 2020. In Argentina, as it is a hyperinflationary economy, the result of the first quarter of 2021 is deflated by inflation over the last 12 months.

1 Operating Income considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance with IFRS.

2 Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance with IFRS, plus Depreciation.

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CONSOLIDATED RESULTS: 1st Quarter 2021 vs. 1st Quarter 2020

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2020 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following chart shows the exchange rates used:

Exchange rates used	Local currency/USD (Average exchange rate)		CLP/Local currency (Average exchange rate*)
	1Q20	1Q21	1Q20	1Q21
Argentina	61.5	88.6	13.2	7.8
Brazil	4.46	5.47	180.44	132.35
Chile	804	724	N/A	N/A
Paraguay	6,538	6,726	0.12	0.11
*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 212.5 million unit cases, an increase of 7.2% over the same period in 2020, explained by the volume increase in all the countries in which we operate. Excluding Chile's beer volume, from the AB InBev agreement, volume growth would have been 2.6% in the quarter. Transactions reached 1,066.4 million in the quarter, an increase of 4.5% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 509,007 million, an increase of 0.9%, mainly explained by sales growth in Chile, which was virtually offset in its entirety by the negative effect of translating figures from Argentina, Brazil and Paraguay, and by the reduction in sales in Argentina and Paraguay.

Consolidated Costs of Sales increased by 5.6%, mainly explained by (i) greater volume sold in Argentina and Chile, (ii) the shift in the mix in Brazil and Chile towards products carrying higher unit cost, such as beer, and (iii) the devaluation of local currencies against the U.S. dollar, which impacts dollarized costs. This was partially offset by the effect of translating figures from Argentina, Brazil and Paraguay, (ii) a reduction in the cost of resin in Paraguay, and (iii) the appreciation of the Chilean peso on dollarized costs in Chile.

Consolidated Distribution Costs and Administrative Expenses decreased by 11.1%, mainly explained by (i) the effect of translating figures from Argentina, Brazil and Paraguay, (ii) lower marketing expenses in Brazil and Paraguay, and (iii) lower labor costs in Brazil and Paraguay. This was partially offset by (i) increased distribution expenses in Argentina and Chile, (ii) higher marketing expenses in Argentina, and (iii) higher labor costs in Chile.

The above effects led to a consolidated Operating Income of CLP 79,106 million, an increase of 4.1%. Operating Margin was 15.5%.

Consolidated Adjusted EBITDA reached CLP 101,925 million, decreasing by 2.0%, while on a currency-neutral base it showed an increase of 12.6%. Adjusted EBITDA Margin was 20.0%, a contraction of 58 basis points. Excluding the effect of Chile's beer distribution, from the AB InBev agreement, Adjusted EBITDA Margin was 21.7%, an expansion of 106 basis points.

Net Income attributable to the owners of the controller for the quarter was CLP 42,119 million, a 12.2% decrease and Net Margin reached 8.3%, a contraction of 124 basis points.

ARGENTINA: 1st Quarter 2021 vs. 1st Quarter 2020

The average quarterly exchange rate was 88.6 ARS/USD, which is compared with an average quarterly exchange rate of 61.5 ARS/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 7.8 CLP/ARS, which is compared to a closing exchange rate of 13.2 CLP/ARS in the same quarter of the previous year. Figures in local currency referred to in this section both for 2021 as well as 2020, are expressed in currency of March 2021.

Sales Volume for the quarter increased by 8.2%, reaching 49.8 million unit cases, explained by an increase in volume in the categories for Soft drinks and Juices and other non-alcoholic beverages, which was partially offset by a decrease in the category for Waters. Transactions reached 220.5 million, representing an increase of 2.4%. Our market share in the soft drinks segment reached 60.7 points in the period1. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

1 Given that the information for March is not available as of the publication date of this report, soft drinks market share for operation in Argentina, corresponds to that accumulated until February 2021.

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Net Sales reached CLP 102,592 million, decreasing by 10.5%. In local currency they increased by 6.5%, which was mainly explained by the previously mentioned volume increase, which was partially offset by an average price slightly lower than local inflation.

Cost of Sales decreased by 10.8%, while in local currency it increased by 6.2%, which is mainly explained by (i) the growth of volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a higher cost of sugar.

Distribution Costs and Administrative Expenses decreased by 12.5% in the reporting currency, while in local currency they increased by 4.1%, which is mainly explained by the effect of higher volumes on distribution costs, and by increased advertising expenses.

The above effects led to an Operating Income of CLP 16,439 million, a 5.2% decrease. Operating Margin was 16.0%. In local currency Operating Income increased by 12.8%.

Adjusted EBITDA amounted to CLP 21,902 million, a 9.8% decrease. Adjusted EBITDA Margin was 21.3%, an expansion of 18 basis points. In local currency Adjusted EBITDA increased by 7.4%.

BRAZIL: 1st Quarter 2021 vs. 1st Quarter 2020

The average quarterly exchange rate was 5.47 BRL/USD, which is compared with an average quarterly exchange rate of 4.46 BRL/USD in the same quarter of the previous year. Depreciation of local currencies against the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 132.35 CLP/BRL, which is compared with 180.44 CLP/BRL in the same quarter of the previous year. Thereby generating a negative impact on the consolidation of figures.

Sales volume for the quarter reached 68.4 million unit cases, an increase of 2.0%, explained by an increase in the volume of the categories for Soft drinks, Beer and Juices and other non-alcoholic beverages, which was partially offset by a decrease in the category for Waters. It should be noted that during the first quarter of 2020, the state of Rio de Janeiro was affected by a problem in the quality of its drinking water, which resulted in a significant growth in the sales volume of water, which affects the comparison in this quarter. Transactions reached 324.6 million, representing a decrease of 8.4%, explained by a decrease in immediate consumption formats as a result of restrictions on the operation of the on-premise channel. Soft drinks market share in our franchises in Brazil reached 62.3 points, a contraction of 5 basis points compared to the same quarter of the previous year.

Net Sales reached CLP 136,815 million, a decrease of 19.6%, mainly explained by the negative effect of translating figures. In local currency, Net Sales increased by 10.2%, which was mainly explained by higher average income per unit case sold, as well as by the already mentioned increase in volumes.

Cost of Sales decreased by 16.3%, while in local currency it increased by 14.7%, which is mainly explained by (i) the shift in the mix towards products that carry a higher unit cost, especially beer, (ii) higher cost and use of sugar, by the shift in the mix towards sugary products, (iii) higher resin usage and cost, and (iv) by the negative effect of the devaluation of the Brazilian real on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 33.3% in the reporting currency. In local currency they decreased by 8.7%, which is mainly explained by (i) lower distribution and hauling expenses, (ii) lower depreciation expenses, (iii) lower labor costs given structure optimization, and (iv) lower marketing expenses.

The above effects led to an Operating Income of CLP 18,362 million, an 11.5% decrease. Operating Margin was 13.4%. In local currency, Operating Income increased by 22.2%.

Adjusted EBITDA reached CLP 23,732 million, a 16.7% decrease compared to the previous year. Adjusted EBITDA Margin was 17.3%, an expansion of 62 basis points. Adjusted EBITDA in local currency increased by 14.8%.

CHILE: 1st Quarter 2021 vs. 1st Quarter 2020

The average quarterly exchange rate was 724 CLP/USD, which compares to an average quarterly exchange rate of 804 CLP/USD in the same quarter of the previous year. Appreciation of local currencies with respect to the U.S. dollar has a positive impact on our dollarized costs.

Sales Volume for the quarter reached 76.2 million unit cases, which implied a 13.1% increase, mainly explained by (i) the growth of the category for Beer and other alcoholic beverages, as a result of the incorporation into the portfolio of AB InBev beers, which we began commercializing during the fourth quarter of 2020, and (ii) a growth in the category for Juices and other non-alcoholic beverages. This was partially offset by a decrease in the category for Waters. For its part, the category for Soft drinks showed no variation in the quarter. Excluding the volume of beer resulting from the agreement with AB InBev, volume would have been reduced by 0.2% in the quarter, explained by the reduction in the sales volume of the category for Waters, which was not offset by the growth of the category for Juices and other non-alcoholic beverages. Transactions reached 420.9 million, representing an increase of 21.3%. Soft drinks market share reached 62.2 points in the quarter. It should be noted that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, so figures are not completely comparable to those of previous periods.

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Net Sales reached CLP 229,439 million, a 31.5% growth, which is mainly explained by the increase in average income per unit case sold, resulting from the incorporation of beers into the portfolio, as well as the already mentioned increase in volumes.

Cost of Sales increased by 43.0%, mainly explained by increased sales in the category for beer and spirits, explained by the commercialization of AB InBev beers, which have a high cost per unit case, and by a higher price of dollar-denominated raw materials, such as sugar and PET. This was partially offset by the positive impact of the appreciation of the Chilean peso against the U.S. dollar on our dollarized costs.

Distribution Costs and Administrative Expenses increased by 9.7%, which is mainly explained by higher distribution and hauling expenses, as a result of higher volume, and higher labor costs. This was partially offset by lower advertising expenses.

The above effects led to an Operating Income of CLP 34,565 million, 25.7% higher compared to the previous year. Operating Margin was 15.1%.

Adjusted EBITDA reached CLP 44,171 million, an increase of 15.3%. Adjusted EBITDA Margin was 19.3%, a contraction of 272 basis points. Excluding the effect of the distribution of beer from the agreement with AB InBev, Adjusted EBITDA Margin was 23.2%, an expansion of 123 basis points when compared to the same quarter of the previous year.

PARAGUAY: 1st Quarter 2021 vs. 1st Quarter 2020

The average quarterly exchange rate was 6,726 PGY/USD, compared to an average quarterly exchange rate of 6,538 PGY/USD in the same quarter of the previous year. The depreciation of local currencies against the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 CLP/PGY, which is compared to a parity of 0.12 CLP/PGY in the same quarter of the previous year. This results in a negative impact on the consolidation of figures.

In the quarter, Sales Volume reached 18.0 million unit cases, an increase of 1.5%, mainly explained by the increase in the sales volume of Soft drinks, partially offset by the decrease in the categories for Juices and other non-alcoholic beverages and Waters. Transactions reached 100.4 million, representing a decrease of 3.2%. Our soft drinks market share reached 75.9 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

Net Sales reached CLP 40,725 million, showing a decrease of 11.6%. In local currency, Net Sales increased by 0.6%, which was mainly explained by the already mention volume increase, partially offset by a decrease in average income per unit case sold, which is explained by a shift in the mix towards multi-serve packaging products, which have a lower average price per liter.

Cost of Sales in the reporting currency decreased by 13.5%. In local currency it decreased by 1.5%, which is mainly explained by a reduction in the price of PET resin and sweetener, which was partially offset by the effect of the devaluation of the Paraguayan guaraní on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 14.4%, and in local currency they decreased by 2.4%. This is mainly explained by lower marketing expenses, and partially offset by higher labor costs and higher distribution expenses.

The above effects led to an Operating Income of CLP 11,090 million, 5.5% lower compared to the previous year. Operating Margin reached 27.2%. In local currency Operating Income increased by 7.4%.

Adjusted EBITDA reached CLP 13,470 million, a decrease of 5.5% and Adjusted EBITDA Margin was 33.1%, an expansion of 215 basis points. Adjusted EBITDA in local currency increased by 7.5%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 9,073 million, which compares to an expense of CLP 10,282 million in the same quarter of the previous year, mainly as a result of higher financial income.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 1,035 million profit to a CLP 668 million profit, which is mainly explained by lower earnings in Chilean equity investees.

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Other Income and Expenses account recorded a CLP 3,241 million loss, compared with a CLP 2,921 million loss in the same quarter of the previous year. The variation is mainly explained by greater contingencies in Andina Brazil.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 7,178 million loss to a CLP 4,739 million loss. This lower loss is explained by swap operations made in June 2020 to convert a portion of the debt in UF to nominal Chilean pesos.

Income Tax went from -CLP 7,622 million to -CLP 19,382 million, which variation is mainly explained by a lower devaluation of the Chilean peso against the U.S. dollar regarding the previous year, since the company has net liabilities in U.S. dollars, thereby it generated a lower tax loss.

SUSTAINABILITY

To achieve our mission, we have developed a strategy that allows our stakeholders to be given a profitable and sustainable growth opportunity in the long term, based on the integration of our growth and business sustainability pillars, aligned with our vision and organizational values.

Our business growth pillars are: (1) Market leadership; (2) Broad portfolio, geographies and channels; (3) Efficiency and productivity in the value chain; (4) Agility, flexibility and commitment; and (5) Corporate Governance Excellence.

Our sustainability pillars are: (1) Beverage Benefits; (2) Water Management; (3) Sustainable Packaging; (4) Energy Management; (5) Work Environment; (6) Community; and (7) Corporate Governance.

In our Integrated Report, which we have published on an annual basis for the last three years, we account for our progress in the ESG triple dimension (environmental, social and corporate governance) along with the Company’s financial management. We want to share with you some topics that we consider relevant, and that add value to our stakeholders. We have defined specific indicators for the management of each of the sustainability pillars that we will present to you, together with their development. In each of the countries in which we operate, the metrics are the same, and we work to make them comparable. However, there are times when the results are different, and that can be due not only to differences in markets, but also to structural differences in businesses, countries, etc.

This quarter we will present the Sustainable Packaging and Work Environment pillars.

Regarding the Sustainable Packaging pillar, we have adopted the “World Without Waste” commitment launched by The Coca-Cola Company along with the Ellen MacArthur Foundation global alliance to guarantee a progressive advancement on the subject. The goal of collecting and recycling 100% of the packaging sold by 2030 is of great magnitude, because for achieving it we must involve and engage all sectors, formal and informal, public and private entities related to plastics and consumers. In our operations in Argentina and Brazil we are using recycled resin in our bottles, while in Chile and Paraguay we are developing the capacities for recycling and reuse of collected and recycled bottles. Also, in all 4 operations we have significantly reduced the weight of the packaging and we plan on continue moving forward. In the last 2 years we have been able to reduce approximately 850 tons of plastic thanks to all the weight reductions implemented.

Another way to reduce the amount of single-use plastic is the development of returnable packaging. For several years we have been focusing our efforts on their growth and, we have accomplished significant achievements in the 4 operations: in Argentina, Chile and Paraguay approximately 50% of our soft drinks sales is made in returnable packaging, while in Brazil, with the investment of the Duque de Caxias plant we doubled our production capacity allowing us to grow significantly in the mix of returnable sales in recent years.

Regarding the Work Environment pillar, we want to have a workforce as diverse as the consumers we reach, because the more perspectives we have, the better decisions we will make. The Diversity and Inclusion Strategy guidelines are organized into three specific pillars: Gender, Disability and Generations. Through the management of these pillars, we want to incorporate within our organization the richness of the plurality of each territory and community that welcomes us. In recent years we have gone from 10% of female collaborators to 14% of women in our organization, and in Brazil, in the last five years we have gone from 11% to 21% women. If we measured the internal climate, while in 2015 we had 64% favorability, in 2020 we reached 71%.

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Together with our quarterly earnings reports, we will continue to present our sustainability pillars to you, so that you get to know them and also know how we are measuring and managing them.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2020	03.31.2021	Variation
Assets	CLP million	CLP million	CLP million
Current assets	797,298	772,954	-24,344
Non-current assets	1,650,767	1,657,142	6,375
Total Assets	2,448,064	2,430,096	-17,969

	12.31.2020	03.31.2021	Variation
Liabilities	CLP million	CLP million	CLP million
Current liabilities	378,056	302,912	-75,144
Non-current liabilities	1,238,448	1,236,706	-1,742
Total Liabilities	1,616,504	1,539,617	-76,886

	12.31.2020	03.31.2021	Variation
Equity	CLP million	CLP million	CLP million
Non-controlling interests	20,379	22,166	1,787
Equity attributable to the owners of the controller	811,181	868,312	57,131
Total Equity	831,560	890,478	58,918

At the closing of March, with regard to the closing of 2020, the Argentine peso and the Brazilian real depreciated against the Chilean peso by 7.7% and 8.0%, respectively, generating a decrease in assets, liabilities and equity accounts due to the effect of translation of figures. On the other hand, at the closing of March, with regard to the closing of 2020, the Paraguayan guaraní appreciated against the Chilean peso by 9.9%. This generated an increase in assets, liabilities and equity accounts, due to the translation of figures.

Assets

Total assets decreased by CLP 17,969 million, 0.7% compared to December 2020. Current assets decreased by CLP 24,344 million, 3.1% compared to December 2020, which is mainly explained by a decrease in Cash and Cash Equivalents (-CLP 101,236 million), mainly due to the investment of these balances in financial instruments that are not classified as cash equivalents, in addition to the decrease in Trade debtors and other current accounts receivable (-CLP 17,021 million), due to seasonal factors, since we compare with December 2020, the month of greatest sales of the year and thus, with high accounts receivable in relation to an average month. The previous decreases were partially offset by the increase in Other current financial assets (CLP 81,553 million) for investments made (portfolio management) mentioned above.

On the other hand, non-current assets increased by CLP 6,375 million, 0.4% regarding December 2020, which is mainly explained by the increase of Other non-current financial assets (CLP 25,796 million) mainly explained by the effect of the depreciation of the Brazilian real regarding the U.S. dollar during the period, which increased the mark-to-market of cross currency swaps. The previous increase was partially offset by a decrease in Other non-current non-financial assets (-CLP 13,024 million) mainly because of the effect of translating figures on some accounts in this item from our subsidiary in Brazil, and because of the decrease in Property, plant and equipment (-CLP 8,733 million). The decrease in Property, plant and equipment is mainly due to the negative effect on translation of figures and greater depreciation, partially offset by investments made (CLP 16,869 million), which mainly corresponds to investments in cold equipment and packaging.

Liabilities and Equity

In total, liabilities decreased by CLP 76,886 million, 4.8% compared to December 2020.

Current liabilities decreased by CLP 75,144 million, 19.9% compared to December 2020, which is mainly explained by the decrease in Other current non-financial liabilities (-CLP 25,594 million), due to interim dividend payment in January this year, the decrease in Trade accounts payable and other current accounts payable (-CLP 24,392 million), due to seasonal factors considering that December is the month with greatest sales of the year and thus, a month with high accounts payable to suppliers. The above decreases are in addition to the decrease in Current accounts payable to related entities (CLP 15,064 million).

On the other hand, Non-current liabilities decreased by CLP 1,742 million, 0.1% compared to December 2020, mainly due to the decrease in Deferred tax liabilities (-CLP 3,871 million) and Other non-current provisions (-CLP 2,337 million), due to the negative effect of translating

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figures, partially offset by an increase in Other non-current financial liabilities (CLP 6,113 million) due to the increase in bond liabilities because of the increase of the U.S. dollar and the UF.

As for equity, it increased by CLP 58,918 million, 7.1% compared to December 2020, explained by the increase in accumulated earnings from profits earned in the period (CLP 42,119 million) and from the restatement of equity balances in our subsidiary in Argentina, pursuant to IAS 29 (CLP 16,353 million). The increase in Retained earnings was partially offset by the decrease in Other reserves (-CLP 1,340 million).

FINANCIAL ASSETS AND LIABILITIES

At the closing of March 2021, Total financial assets amounted to USD 766 million. This amount is broken down into Cash and Cash Equivalent for USD 289 million, Other current financial assets for USD 306 million and Derivative Hedging Valuation for USD 171 million.

Financial Assets for Cash and Cash Equivalent and Other current financial assets are invested in low risk instruments such as term deposits, short-term fixed income mutual funds and others. In terms of exposure to currencies, these are 39.4% denominated in Chilean pesos, 36.3% in Unidades de fomento (UF), 9.3% in Brazilian reals, 9.2% in Paraguayan guaraní, 4.1% in Argentine pesos, and 1.8% in US dollars.

At the closing of March 2021, financial debt level is USD 1,338 million, of which USD 660 million correspond to bonds on the international market, USD 642 million to bonds in the local Chilean market and USD 36 million to bank debt and others.

Financial debt, including the effect of Cross Currency Swaps (“CCS”), is 50.6% denominated in UF, 36.2% in Chilean pesos, 12.5% in Brazilian reals, 0.6% in U.S. dollars, 0.07% in Paraguayan guaraní and 0.07% in Argentine pesos.

At the closing of March 2021, Net Financial Debt of the Company's Total Financial Assets reached USD 570 million.

CASH FLOW

	03.31.2020	03.31.2021	Variation
Cash Flow	CLP million	CLP million	CLP million	%
Operating	48,526	24,324	-24,202	-49.9%
Investment	-26,750	-93,708	-66,958	250.3%
Financing	200,262	-30,983	-231,245	-115.5%
Net Cash Flow for the period	222,038	-100,368	-322,406	-145.2%

During the present period, the Company generated a negative net cash flow of CLP 100,368 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 24,324 million, lower than the CLP 48,526 million recorded in the same period of 2020, which is mainly due to lower collections from the sale of goods and greater payments to suppliers, partially offset by lower tax payments and other cash disbursements.

Investment activities generated a negative cash flow of CLP 93,708 million, with a negative variation of CLP 66,958 million regarding the previous year, which is mainly explained by higher purchases of financial instruments that are not classified as cash equivalents, partially offset by lower Capex.

Financing activities generated a negative cash flow of CLP 30,983 million, with a negative variation of CLP 231,245 million regarding the previous year, mainly explained by the U.S. dollar bond issuance in the United States during 2020, which is not present in 2021.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

MAIN INDICATORS

INDICATOR	Definition	Unit	Mar 21	Dec 20	Mar 20	Mar 21 vs Dec 20	Mar 21 vs Mar 20
LIQUIDITY
Current liquidity	Current Asset	Times	2.6	2.1	2.3	21.0%	13.0%
	Current Liability

Acid ratio	Asset – Inventory	Times	2.1	1.8	1.8	18.5%	16.8%
	Current Liability
ACTIVITY
Investments		CLP million	16,868	82,653	21,696	-79.6%	-22.3%

Inventory turnover	Cost of Sales	Times	2.3	7.4	2.0	-68.6%	18.2%
	Average Inventory
INDEBTEDNESS

Indebtedness ratio	Net Financial Debt[2]	Times	0.5	0.5	0.5	-7.5%	-7.0%
	Total Equity[3]

Financial expenses coverage	Adjusted EBITDA[4]	Times	9.0	8.9	9.7	0.2%	-7.4%
	Fin. Expenses. – Fin. Income [5]

Net Debt/Adjusted EBITDA	Net Financial Debt	Times	1.2	1.2	1.4	-0.3%	-16.1%
	Adjusted EBITDA

PROFITABILITY

On Equity	Net Income Fiscal Year[6]	%	13.8%	13.9%	18.1%	(0.0 pp)	(4.2 pp)
	Average Equity

On Total Assets	Net Income Fiscal Year	%	4.8%	5.0%	7.0%	(0.3 pp)	(2.2 pp)
	Average Assets

Liquidity

Current Liquidity recorded a positive variation of 21.0% compared to December 2020 explained by the 19.9% decrease in current liabilities, previously explained, partially offset by the 3.1% decrease in current assets.

Acid Ratio recorded an 18.5% increase compared to December 2020, for the reasons set out above in addition to increased inventories (7.5%) in the period, because of a higher stock of raw materials and finished products. Current assets excluding inventories recorded a 5.1% decrease compared to December 2020.

Activity

At the closing of March 2021, investments reached CLP 16,868 million, representing a 22.3% decrease compared to the same period in 2020, explained by lower investments in cold equipment and others.

Inventory Turnover reached 2.3x, showing an 18.2% increase versus the same period of 2020, mainly because average inventory in the period decreased by 10.7%, in addition to the 5.6% increase in the cost of sale versus the same period in 2020 due to the increase in volume sold and the incorporation of AB InBev products to the portfolio.

Indebtedness

Indebtedness ratio reached 0.5x as of the closing of March 2021, representing a 7.5% decrease regarding the closing of December 2020. This is mainly due to the 7.1% increase in total equity, in addition to the 0.9% decrease of net debt.

The Financial Expenses Coverage indicator records a 0.2% increase when compared against December 2020, reaching 9.0x and mainly explained by the decrease in Net financial expenses (12 moving months), which was higher than the Adjusted EBITDA decrease for the same period. Decreases respectively were 0.8% and 0.6%

2 For these purposes Net Financial Debt means consolidated Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and equivalent cash; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to asset balances for derivative financial instruments, taken to hedge exchange rate risk and/or interest rate of financial liabilities).

3 Total Equity corresponds to equity attributable to the owners of the controller plus non-controlling interests.

4 Adjusted EBITDA includes Revenues, Cost of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation. The value corresponds to the sum of the last 12 moving months.

5 Financial income corresponds to the interest generated by cash and Financial Expenses correspond to the interest generated by the company's financial debt. The value corresponds to the sum of the last 12 moving months.

6 The value corresponds to the sum of the last 12 moving months.

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BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

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Net Financial Debt/Adjusted EBITDA was 1.2x, which represents a 0.3% decrease versus December 2020. This is mainly because the decrease in Financial debt (-0.9%) was greater than the decrease in Adjusted EBITDA (-0.6%) for the same period.

Profitability

Profitability on Equity reached 13.8%, without variation regarding the indicator measured in December 2020. This result is because the decrease in Average equity (-4.6%) was very similar to that of Net earnings (-4.8%).

On the other hand, Profitability on Total Assets was 4.8%, 0.3 percentage points lower than the indicator measured in December 2020, mainly explained by the mentioned decrease in Net earnings.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our collaborators, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

The Coca-Cola Company, the Coca-Cola System in Brazil, Coca-Cola Andina and Heineken announce redesigned distribution partnership in Brazil.

On February 23, The Coca-Cola Company, the Coca-Cola System in Brazil, Coca-Cola Andina and Heineken announced that they reached an agreement (the “Agreement”) to redesign their longstanding distribution partnership in Brazil. The Agreement marks a new milestone in the relationship among the companies; it re-aligns the interests of all parties for the future and builds on a solid historical foundation.

As per the Agreement, expected to become effective mid-2021, the parties will begin a smooth transition of the Heineken® and Amstel brands to Heineken Brazil’s distribution network. The Coca-Cola System in Brazil will continue to offer Kaiser, Bavaria and Sol, and will complement this portfolio with premium brand Eisenbahn and other international brands. The Agreement allows the parties to better serve consumers and customers in the Brazilian market with a solid portfolio, building on the positive momentum developed over many years of successful collaboration.

Additionally, as part of the redesign of the distribution partnership, the parties will have more flexibility. Subject to certain mutually-agreed upon terms established in the Agreement, the Coca-Cola System in Brazil will be able to produce and distribute alcoholic beverages and other beers in a certain proportion to Heineken’s portfolio and Heineken will be able to explore further opportunities in the non-alcoholic segment. This will allow Brazilian consumers to benefit from a wider array of options.

The parties have agreed to an initial term until December 31, 2026 with automatic renewal for another 5-year term subject to the terms of the Agreement.

The Agreement is subject to customary regulatory approvals.

As part of the Agreement, the parties have agreed to end the existing litigation between them relating to the previous distribution agreements.

Memorandum of Understanding celebrated between CMF and Plasco

On November 2, 2020, Envases CMF S.A. (“CMF”), a closed stock company, owned in its 50% by the Company, and Fábrica de Envases Plásticos S.A. (“Plasco”), a closed stock company, subsidiary of Compañía Cervecerías Unidas S.A., executed a Memorandum of Understanding (the “MOU”) settling forth the preliminary terms and conditions for the incorporation of a new company, which ownership was to be equally divided between CMF and Plasco, and which purpose would be the production and commercialization of post-consumer PET resin in Chile (the “Transaction”). On March 8, CMF and Plasco have decided not to proceed with the Transaction, and, accordingly, have subscribed an agreement by virtue of which, by mutual consent, they agree to effectively terminate the MOU, granting each other the broadest release from any and all obligations arising from the MOU. On March 9, Coca-Cola de Chile announced that it will move forward with the project of a Bottle-to-Bottle PET resin treatment plant, in order to accelerate the collection of bottles made of this material.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Resolutions General Shareholders’ Meeting

The following resolutions were adopted at the General Shareholders’ Meeting of Embotelladora Andina S.A. held on April 15, 2021, among others:

1.	Approve the Annual Report, Statements of Financial Position and Financial Statements for the fiscal year 2020; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;
2.	Approve earnings distribution and dividend payments;
3.	Approve the exposition regarding Company dividend distribution policy and the distribution and payment procedures used;
4.	The total renewal of the Board of Directors is approved, consisting of the following people:

SERIES A:

Marco Antonio Araujo

Eduardo Chadwick Claro

Juan Claro González

Domingo Cruzat Amunátegui (Independent)

José Antonio Garcés Silva

Roberto Mercadé

Gonzalo Parot Palma (Independent)

Carmen Román Arancibia

Mariano Rossi

Gonzalo Said Handal

Salvador Said Somavía

Rodrigo Vergara Montes

SERIES B:

Georges de Bourguignon Arndt

Felipe Joannon Vergara

5.	Approve compensation of directors, members of the Ethics’ Committee, Directors’ Committee pursuant to article 50 bis of Chilean Corporate Law and for members of the Audit Committee required by the Sarbanes & Oxley Act of the United States, the determination of their operating budget; as well as its annual management report and the report of expenses incurred;
6.	Appoint EY Servicios Profesionales de Auditoría y Asesorías SpA as independent auditors for the fiscal year 2021;
7.	Appoint the following companies as Risk Rating agencies for the Company for the fiscal year 2021: Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as local rating agencies; and Fitch Ratings, Inc. and S&P Global Ratings as the Company’s international rating agencies;
8.	Approve the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and
9.	Appoint Diario Financiero, as the newspaper where notices and announcements of Shareholders’ Meetings should be published.

Regarding number 2 above, the Shareholders’ Meeting approved payment of a Final Dividend on account of 2020 Fiscal Year and an Additional dividend on account of retained earnings in the following amounts:

Final Dividend

a)	CLP 26.00 (twenty six and 0/100 Chilean pesos) per each Series A Shares; and
b)	CLP 28.60 (twenty-eight and 60/100 Chilean pesos) per each Series B Shares.

Payment of this final dividend will be available beginning May 28, 2021. For payment of this dividend, the Shareholders’ Registry will close on the fifth business day prior to payment date.

Additional Dividend

a)	CLP 26.00 (twenty six and 0/100 Chilean pesos) per each Series A Shares; and
b)	CLP 28.60 (twenty-eight and 60/100 Chilean pesos) per each Series B Shares.

Payment of this final dividend will be available beginning August 27, 2021. For payment of this dividend, the Shareholders’ Registry will close on the fifth business day prior to payment date.

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its collaborators and ensure the operational continuity of the company.

Among the measures that have been taken to protect its collaborators are:

•	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.
•	Every collaborator in an environment of potential contagion is returned home.
•	New cleaning protocols in our facilities.
•	Certain practices and work activities are modified, maintaining service to customers:

o	We have proceeded to work from home in all positions where it is possible.
o	All domestic and international work trips have been cancelled.

•	Provide personal protection equipment to all our collaborators who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Since mid-March last year, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include closing schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this quarter, at the consolidated level, we continue to see a reduction in our sales volumes on the on-premise channel (although to a lesser extent than in the previous quarters), consisting mainly of restaurants and bars. We have also seen that volume is beginning to grow again in supermarkets, and that the traditional channel (Mom & Pops) is the one that continues to drive volume growth. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems. To date, we do not anticipate significant provisions or write-offs.

Finally, we reiterate that our investment plan for this year 2021, will return to pre-crisis levels, i.e., in the range of USD 160 – USD 180 million. Our investment plans are constantly monitored, and it is not possible to ensure that we will fully comply with them, if there is a stronger flare-up of this health situation in the different countries in which we operate, or for some other unforeseen circumstance.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.6 million people, delivering 734.6 million unit cases or 4,171 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2020. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

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Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2021. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-March 2021					January-March 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	76.2	68.4	49.8	18.0	212.5	67.3	67.1	46.1	17.8	198.3	7.2%
Transactions (Million)	420.9	324.6	220.5	100.4	1,066.4	347.0	354.4	215.3	103.8	1,020.5	4.5%

Net sales	229,439	136,815	102,592	40,725	509,007	174,452	170,270	114,675	46,086	504,615	0.9%
Cost of sales	(144,529)	(92,072)	(51,639)	(21,276)	(308,951)	(101,041)	(109,993)	(57,873)	(24,593)	(292,631)	5.6%
Gross profit	84,910	44,743	50,953	19,449	200,056	73,412	60,278	56,801	21,493	211,983	-5.6%
Gross margin	37.0%	32.7%	49.7%	47.8%	39.3%	42.1%	35.4%	49.5%	46.6%	42.0%
Distribution and administrative expenses	(50,345)	(26,382)	(34,514)	(8,359)	(119,600)	(45,905)	(39,527)	(39,465)	(9,762)	(134,658)	-11.2%

Corporate expenses (2)					(1,350)					(1,369)	-1.3%
Operating income (3)	34,565	18,362	16,439	11,090	79,106	27,507	20,751	17,337	11,731	75,957	4.1%
Operating margin	15.1%	13.4%	16.0%	27.2%	15.5%	15.8%	12.2%	15.1%	25.5%	15.1%
Adjusted EBITDA (4)	44,171	23,732	21,902	13,470	101,925	38,324	28,474	24,277	14,253	103,959	-2.0%
Adjusted EBITDA margin	19.3%	17.3%	21.3%	33.1%	20.0%	22.0%	16.7%	21.2%	30.9%	20.6%

Financial (expenses) income (net)					(9,073)					(10,282)	-11.8%
Share of (loss) profit of investments accounted for using the equity method					668					1,035	-35.5%
Other income (expenses) (5)					(3,241)					(2,921)	11.0%
Results by readjustement unit and exchange rate difference					(4,739)					(7,178)	-34.0%

Net income before income taxes					62,721					56,611	10.8%

Income tax expense					(19,382)					(7,622)	154.3%

Net income					43,339					48,989	-11.5%

Net income attributable to non-controlling interests					(1,220)					(998)	22.2%
Net income attributable to equity holders of the parent					42,119					47,991	-12.2%
Net margin					8.3%					9.5%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					44.5					50.7
EARNINGS PER ADS					267.0					304.2	-12.2%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2021. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate:	724.36					Exch. Rate:	804.40
	January-March 2021					January-March 2020
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	76.2	68.4	49.8	18.0	212.5	67.3	67.1	46.1	17.8	198.3	7.2%
Transactions (Million)	420.9	324.6	220.5	100.4	1,066.4	347.0	354.4	215.3	103.8	1,020.5	4.5%

Net sales	316.7	188.9	142.1	56.2	703.2	216.9	211.7	134.6	57.3	619.4	13.5%
Cost of sales	(199.5)	(127.1)	(71.5)	(29.4)	(426.8)	(125.6)	(136.7)	(67.9)	(30.6)	(359.8)	18.6%
Gross profit	117.2	61.8	70.6	26.9	276.4	91.3	74.9	66.7	26.7	259.6	6.5%
Gross margin	37.0%	32.7%	49.7%	47.8%	39.3%	42.1%	35.4%	49.5%	46.6%	41.9%
Distribution and administrative expenses	(69.5)	(36.4)	(47.8)	(11.5)	(165.3)	(57.1)	(49.1)	(46.3)	(12.1)	(164.7)	0.4%

Corporate expenses (2)					(1.9)					(1.7)	9.6%
Operating income (3)	47.7	25.3	22.8	15.3	109.3	34.2	25.8	20.3	14.6	93.2	17.2%
Operating margin	15.1%	13.4%	16.0%	27.2%	15.5%	15.8%	12.2%	15.1%	25.5%	15.1%
Adjusted EBITDA (4)	61.0	32.8	30.3	18.6	140.8	47.6	35.4	28.5	17.7	127.6	10.4%
Adjusted EBITDA margin	19.3%	17.3%	21.3%	33.1%	20.0%	22.0%	16.7%	21.2%	30.9%	20.6%

Financial (expenses) income (net)					(12.5)					(12.8)	-2.3%
Share of (loss) profit of investments accounted for using the equity method					0.9					1.3	-28.3%
Other income (expenses) (5)					(4.5)					(3.5)	26.9%
Results by readjustement unit and exchange rate difference					(6.5)					(8.7)	-24.5%

Net income before income taxes					86.7					69.5	24.7%

Income tax expense					(26.8)					(9.1)	195.4%

Net income					59.9					60.4	-0.9%

Net income attributable to non-controlling interests					(1.7)					(1.2)	35.7%
Net income attributable to equity holders of the parent					58.2					59.2	-1.7%
Net margin					8.3%					9.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.06					0.06
EARNINGS PER ADS					0.37					0.38	-1.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2021.

(In local nominal currency of each period, except Argentina (3))

	January-March 2021				January-March 2020
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	76.2	68.4	49.8	18.0	67.3	67.1	46.1	17.8
Transactions (Million)	420.9	324.6	220.5	100.4	347.0	354.4	215.3	103.8

Net sales	229,439	1,033.4	13,075.9	377,734	174,452	937.9	12,281.8	375,422
Cost of sales	(144,529)	(695.3)	(6,581.6)	(197,318)	(101,041)	(606.0)	(6,198.3)	(200,233)
Gross profit	84,910	338.1	6,494.3	180,416	73,412	331.9	6,083.5	175,189
Gross margin	37.0%	32.7%	49.7%	47.8%	42.1%	35.4%	49.5%	46.7%
Distribution and administrative expenses	(50,345)	(199.4)	(4,399.0)	(77,528)	(45,905)	(218.4)	(4,226.7)	(79,402)

Operating income (1)	34,565	138.7	2,095.3	102,889	27,507	113.5	1,856.8	95,787
Operating margin	15.1%	13.4%	16.0%	27.2%	15.8%	12.1%	15.1%	25.5%
Adjusted EBITDA (2)	44,171	179.3	2,791.5	124,965	38,324	156.2	2,600.1	116,273
Adjusted EBITDA margin	19.3%	17.3%	21.3%	33.1%	22.0%	16.7%	21.2%	31.0%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2021 figures are presented in accordance to IAS 29, in March 2021 currency. 2020 figures are also presented in accordance to IAS 29, in March 2021 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	03-31-2021	12-31-2020	03-31-2020	12-31-2020	03-31-2020
Cash + Time deposits + market. Securit.	430,153	449,836	385,848	-4.4%	11.5%
Account receivables (net)	189,891	205,897	167,392	-7.8%	13.4%
Inventories	137,600	127,973	149,603	7.5%	-8.0%
Other current assets	15,311	13,593	26,837	12.6%	-43.0%
Total Current Assets	772,954	797,298	729,681	-3.1%	5.9%

Property, plant and equipment	1,404,348	1,398,055	1,615,273	0.5%	-13.1%
Depreciation	(807,505)	(792,479)	(903,469)	1.9%	-10.6%
Total Property, Plant, and Equipment	596,843	605,576	711,804	-1.4%	-16.2%

Investment in related companies	86,058	87,956	95,603	-2.2%	-10.0%
Goodwill	96,002	98,326	117,297	-2.4%	-18.2%
Other long term assets	878,239	858,908	976,262	2.3%	-10.0%
Total Other Assets	1,060,299	1,045,190	1,189,162	1.4%	-10.8%

TOTAL ASSETS	2,430,096	2,448,064	2,630,647	-0.7%	-7.6%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	03-31-2021	12-31-2020	03-31-2020	12-31-2020	03-31-2020
Short term bank liabilities	781	799	764	-2.2%	2.2%
Current portion of bonds payable	14,517	18,705	13,724	-22.4%	5.8%
Other financial liabilities	19,616	19,063	17,678	2.9%	11.0%
Trade accounts payable and notes payable	230,532	269,988	253,001	-14.6%	-8.9%
Other liabilities	37,464	69,502	37,886	-46.1%	-1.1%
Total Current Liabilities	302,912	378,056	323,053	-19.9%	-6.2%

Long term bank liabilities	4,000	4,000	744	0.0%	438.0%
Bonds payable	925,526	918,921	1,011,612	0.7%	-8.5%
Other financial liabilities	66,417	66,908	33,788	-0.7%	96.6%
Other long term liabilities	240,763	248,618	244,398	-3.2%	-1.5%
Total Long Term Liabilities	1,236,706	1,238,448	1,290,542	-0.1%	-4.2%

Minority interest	22,166	20,379	21,906	8.8%	1.2%

Stockholders' Equity	868,312	811,181	995,147	7.0%	-12.7%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,430,096	2,448,064	2,630,647	-0.7%	-7.6%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	03-31-2021	12-31-2020	03-31-2020
Chile	6,096	26,488	10,295
Brazil	2,901	19,138	4,560
Argentina	6,491	16,508	4,193
Paraguay	1,379	20,519	2,649
Total	16,868	82,653	21,696

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, April 27, 2021